Exhibit 1

D. MEDICAL INDUSTRIES LTD.
 7 Zabotinsky St., Moshe Aviv Tower, Ramat-Gan, Israel
+972(3)611-4514

Notice of Extraordinary General Meeting of Shareholders

September 10, 2010
To the shareholders of D. Medical Industries Ltd.:

You are cordially invited to attend an Extraordinary General Meeting of Shareholders of D. Medical Industries Ltd. (the “Company”) to be held at the Company's offices at 3 HaSadna St., Tirat Carmel, Israel on October 18, 2010 at 12 p.m. local time.

Holders of the Company's ordinary shares are being asked to approve the grant of options to purchase the Company's ordinary shares to Barry H. Ginsberg, MD, PhD, a member of the Company's board of directors. Details regarding this proposal are provided in the accompanying proxy statement. The affirmative vote of the holders of a majority of the voting power represented at the Extraordinary General Meeting and voting thereat (abstentions are not counted) is necessary for the approval of this proposal.

In addition, the Company's Chief Executive Officer will provide a review of the Company and its progress.

You are entitled to vote at the meeting only if you were a shareholder of the Company as of the close of business on September 8, 2010.

You may attend the meeting in person and vote thereat, appoint a proxy, or vote by written ballot. For those who wish to vote by proxy, a proxy card is attached to the proxy statement accompanying this notice.  The written ballot (available in Hebrew only), which includes the details regarding its use, is available at www.magna.isa.gov.il or at www.maya.tase.co.il and may also be obtained by directly addressing the Company at its registered office (7 Zabotinsky St., Moshe Aviv Tower, Ramat-Gan, Israel).  A written ballot must be submitted at least 72 hours before the time of the meeting and a proxy must be submitted at least 48 hours before the time of the meeting.

Additional details regarding the meeting are provided in the accompanying proxy statement.

By order of the Board of Directors, __________________________ Efri Argaman Chief Executive Officer of the Company

D. MEDICAL INDUSTRIES LTD.

September 10, 2010

PROXY STATEMENT FOR AN EXTRORDINARY GENERAL MEETING OF SHAREHOLDERS

The enclosed proxy is solicited on behalf of the board of directors of D. Medical Industries Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on October 18, 2010 at 12 p.m. Israel time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 3 HaSadna St., Tirat Carmel, Israel. The telephone number at that address is +972-732-507135.

AGENDA ITEMS

The following matters are on the agenda of the Meeting:

1.	The grant of options to purchase the Company's ordinary shares to Barry H. Ginsberg, MD, PhD, a member of the Company's board of directors.

2.	The Company's Chief Executive Officer will provide a review of the Company and its progress.

RECORD DATE

You are entitled to notice of the Meeting and to vote at the Meeting if you were a shareholder of record of the Company's ordinary shares, par value NIS 0.32 per share, at the close of business on September 8, 2010 (the “Record Date”). You are also entitled to notice of the Meeting and to vote at the Meeting if you held Company's ordinary shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

QUORUM

A quorum must be present to allow a discussion of the matters on the agenda. A quorum will be present if at least one shareholder is present in person or by proxy holding at least 25% of the voting power of the Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day of the next week, at the same time and place. If the quorum is not present within half an hour at such adjourned meeting any number of shareholders present in person or by proxy shall constitute a quorum.

There are currently 7,625,523 outstanding ordinary shares of the Company.

VOTING AT THE MEETING, SOLICITATION AND REVOCABILITY OF PROXIES

Each outstanding ordinary share is entitled to one vote upon the matter to be voted on at the Meeting.
Shareholders entitled to vote at the meeting may attend the meeting in person and vote thereat, appoint a proxy, or vote by written ballot.

For those who wish to vote by proxy, a proxy card is attached. The proxy card must be received by the Company's transfer agent or at the Company's registered office in Israel (7 Zabotinsky St., Moshe Aviv Tower, Ramat-Gan, Israel) at least 48 hours prior to the time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. Please follow the instructions on the proxy card. The board of directors of the Company is soliciting the attached proxy cards for the Meeting, primarily by mail. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services.

You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. Shares represented by a valid proxy card in the attached form will be voted in favor of the proposed resolution to be presented to the Meeting, unless you clearly vote against a specific resolution.

The written ballot (available in Hebrew only), which includes the details regarding its use, is available at www.magna.isa.gov.il or at www.maya.tase.co.il and may also be obtained by directly addressing the Company at its registered office in Israel.  A written ballot must be submitted at least 72 hours before the time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.

MATTERS TO BE VOTED ON

The grant of options to purchase the Company's ordinary shares to Barry H. Ginsberg, MD, PhD, a member of the Company's board of directors.

Background

Dr. Ginsberg was elected to the Company's board of directors as a class B director at the August 11, 2010 extraordinary general meeting of the Company's shareholders. At that meeting, the Company's shareholders also approved Dr. Ginsberg's cash compensation terms as follows: an annual compensation of US$12,000; US$1,000 per each meeting in which he participates in person and US$250 per each telephonic meeting or unanimous written resolution; payable against a tax invoice as required by law plus VAT, if applicable. In addition, if Dr. Ginsberg is required to arrive to Israel for board meetings, he will be entitled to reimbursement for the expenses of business class flights, accommodation expenses at a five star hotel and direct expenses in connection with his stay in Israel for the purpose of attending the board meetings.

In addition to the above cash compensation, the Company's audit committee and board of directors have approved the grant to Dr. Ginsberg of 15,625 options to purchase the Company's ordinary shares, par value NIS 0.32 per share, at an exercise price per ordinary share equal to the price of the ordinary shares offered at the Company's U.S. initial public offering, i.e. US$7. The options will vest on a quarterly basis in equal parts over a period of 4 years from the date Dr. Ginsberg's appointment becomes effective, i.e. August 11, 2010; except that in the event of a sale of the activities of any of the Company's subsidiaries (except for a sale to an affiliated entity) or in the event of a public offering of the Company's ordinary shares at a pre-money company valuation of at least US$150 million, all of Dr. Ginsberg's unvested options at such time will automatically become fully vested.

The grant of the options as described above is now being brought before the Company's shareholders for their approval

The amount of ordinary shares underlying the options proposed to be granted to Dr. Ginsberg constitutes less than 1% of the outstanding ordinary shares of the Company.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting thereat (abstentions are not counted) is necessary for the approval of the grant of options to Dr. Ginsberg as described above.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of 15,625 options to purchase the Company's ordinary shares, par value NIS 0.32 per share, to Barry H. Ginsberg, MD, PhD, at an exercise price per ordinary share of US$7. The options, which shall be subject to additional customary terms and conditions, will vest on a quarterly basis in equal parts over a period of 4 years from August 11, 2010; except that in the event of a sale of the activities of any of the Company's subsidiaries (except for a sale to an affiliated entity) or in the event of a public offering of the Company's ordinary shares at a pre-money company valuation of at least US$150 million, all of Dr. Ginsberg's unvested options at such time will automatically become fully vested."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

MATTERS TO BE DISCUSSED

The Company's Chief Executive Officer will provide a review of the Company and its progress.

Sincerely yours, ___________________ D. Medical Industries Ltd.